03015094

CM 3.10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASHINGTON DC 150

SEC FILE NUMBER
8-37567

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
JOHNSON RICE & COMPANY L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

639 LOYOLA AVENUE, SUITE 2775
(No. and Street)

NEW ORLEANS (City) LOUISIANA (State) 70113 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
E. DOUGLAS JOHNSON, JR. MANAGER 504 584-1218
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers L.L.P.
(Name – *if individual, state last, first, middle name*)

639 LOYOLA AVENUE, SUITE 1800 (Address) NEW ORLEANS (City), LA (State) 70113 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/10/03

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, E. DOUGLAS JOHNSON, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JOHNSON RICE & COMPANY L.L.C., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

E. DOUGLAS JOHNSON, JR. MANAGER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHNSON RICE & COMPANY, L.L.C.

STATEMENT OF FINANCIAL CONDITION, SUPPLEMENTAL SCHEDULES AND OTHER INFORMATION

(Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934) for the years ended December 31, 2002 and 2001

JOHNSON RICE & COMPANY, L.L.C.

Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 1800
639 Loyola Avenue
New Orleans LA 70113
Telephone (504) 558 8200
Facsimile (504) 558 8960

Report of Independent Accountants

To the Members of
Johnson Rice & Company, L.L.C.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Johnson Rice & Company, L.L.C. (the Company) at December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audits. We conducted our audits of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 14, 2003

JOHNSON RICE & COMPANY, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002 and 2001

ASSETS	2002	2001
Cash and cash equivalents	$ 402,838	$ 146,157
Deposits held by Clearing Broker, restricted	150,000	150,000
Receivable from clearing broker	6,082,558	6,545,155
Securities owned, held at clearing broker, at fair value	923,212	1,675,600
Investment in limited partnership	80,530	93,328
Furniture, equipment and leasehold improvements, net	109,277	143,457
Other assets	290	4,219
	$ 7,748,705	$ 8,757,916
LIABILITIES AND MEMBERS' CAPITAL		
Liabilities:		
Accounts payable and accrued liabilities	$ 1,219,770	$ 1,154,710
Securities sold, not yet purchased, at fair value	50,494	134,067
	1,270,264	1,288,777
Commitments and contingencies		
Members' capital	6,478,441	7,469,139
	$ 7,748,705	$ 8,757,916

The accompanying notes are an integral part of these financial statements.

1. Organization and Basis of Presentation

Johnson Rice & Company, L.L.C. (the Company), a limited liability company organized under the laws of the State of Louisiana, is a regional broker/dealer of primarily over-the-counter equity securities and is registered under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company operates as an introducing broker and clears its transactions on a fully disclosed basis through Bear, Stearns & Co., Inc. (Bear, Stearns).

2. Summary of Significant Accounting Policies

Securities Transactions
Securities transactions and related commission revenues and expenses are recorded on a trade date basis as securities transactions occur. Securities owned, held at clearing broker and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

Investment in Limited Partnership
The Company uses the equity method of accounting for its investment in limited partnership.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are stated at cost net of accumulated depreciation and amortization of approximately $753,000 and $830,000 at December 31, 2002 and 2001, respectively.

Depreciation of furniture and equipment is provided using the double-declining method over five to seven years. Leasehold improvements are being amortized using the straight-line method over the remaining term of the lease. Cost of maintenance and repairs is charged to expense. Cost and accumulated depreciation are removed from the accounts when assets are sold or retired, and the resulting gains and losses are included in operations.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers highly liquid, marketable securities and other similar instruments with original maturity dates of three months or less at the time of purchase, which are included in its trading and investment accounts, to be securities owned; all other items of this nature are considered cash equivalents.

3. Securities

Securities owned, held at clearing broker and securities sold, not yet purchased, consist of the Company's trading and investment accounts at market value. These investments as of December 31, 2002 and 2001 are summarized as follows:

	2002	2001
Securities owned, held at clearing broker:		
Corporate stocks	$ 923,212	$ 1,675,600
Securities sold, not yet purchased:		
Corporate stocks	$ 50,494	$ 134,067

4. Deposits Held by Clearing Brokers

Under the terms of the Clearing Agreements between the Company and Bear, Stearns, the Company is required to maintain a certain level of cash on deposit with Bear, Stearns. Should Bear, Stearns suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify Bear, Stearns. The Company has funds invested in a money market account on deposit with Bear, Stearns to meet this requirement. As of December 31, 2002, there were no amounts owed to Bear, Stearns by these customers.

5. Income Taxes

In accordance with Revenue Ruling 94-5, Louisiana limited liability companies may be classified as a partnership for tax purposes. Accordingly, federal and state income taxes are not provided in the accompanying financial statements.

6. Lease Commitment

The Company leases its office facilities and certain equipment under operating leases, which expire at various points through 2007. The future minimum payments due under these operating leases as of December 31, 2002 are as follows:

2003	$ 367,000
2004	200,000
2005	202,000
2006	208,000
2007	106,000
	$ 1,083,000

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that members' capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1 or its net capital would fail to equal 120% of the minimum net capital required.

At December 31, 2002, the Company's net capital was $6,146,337 compared with the minimum required net capital of approximately $250,000. The Company's ratio of aggregate indebtedness to net capital was .20 to 1.

The Company has agreed to maintain a minimum deposit of $150,000 under its agreement for securities clearance services with Bear, Stearns.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because, as an introducing broker, it clears all transactions with and for customers on a fully disclosed basis, and promptly transmits all customer funds and securities to Bear, Stearns, the carrying broker.

8. Distributions and Changes in Members' Capital Accounts

During 2002, ten members increased their proportionate share by purchasing interest from existing members. In addition, two members left the Company and their capital was assumed by five other members. During 2001, three members increased their proportionate share by purchasing interest from the existing members. All capital transactions within the Company and the members have been accounted at net book value.

During January 2003, the Company approved distributions to members of approximately $522,000.

9. Limited Partnership

The Company has a 4.91% limited partner interest in a limited partnership managed by the Company. Under the limited partnership agreement, the Company is entitled to a quarterly management fee of 0.25% of the capital in the limited partnership and a performance allocation of profits of the limited partnership. An amount equal to 20% of the profits for the quarter is allocated first among partners having unrecovered losses. The remainder, if any, is allocated to the Company as a performance allocation.

10. Profit Sharing Plan

The Company has a profit sharing plan under section 401(k) of the Internal Revenue Code. The plan allows all employees with six months of service who are 21 years or older to defer a predetermined portion of their compensation for federal income tax purposes. Contributions by the Company are discretionary.

11. Commitments and Contingencies

The Company is subject to various legal proceedings and claims that arise in the normal course of business. In the opinion of management, these proceedings and claims will not have a material effect on financial position, results of operations, or cash flows of the Company.

Additionally, the Company has been named as a defendant in litigation arising from the participation in an underwriting syndicate. The plaintiffs in this matter have asserted a number of securities law claims against the underwriting syndicate. The Company believes that its liability, if any, would not have a material adverse effect on the Company's financial condition or results of operations.

12. Disclosures Abort Guarantees

The Company clears all of its securities through Bear Stearns on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and Bear Stearns, Bear Stearns has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through Bear Stearns, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right. During 2002, the Company did not have any losses related to these guarantees for which payments were made.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of Bear Stearns and all counterparties with which it conducts business.

13. Off Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company executes transactions involving the sale of securities sold, not yet purchased. Such transactions expose the Company to off balance sheet risk in the event the market value of securities sold short increases, subjecting the Company to trading losses. Management monitors the market value of these positions on a daily basis to control the risk associated with these sales.

13. Off Balance Sheet Risk and Concentration of Credit Risk (continued)

The Company is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off balance sheet risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices. The Company and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

The Company's receivable from clearing broker represents amounts on deposit with Bear, Stearns. Additionally, the Company clears all of its transactions through Bear, Stearns and Bear, Stearns holds the Company's securities and is therefore exposed should Bear, Stearns be unable to fulfill its obligations. Bear Stearns may rehypothecate the Company's securities.

14. Subordinated Liabilities

The Company did not have any subordinated liabilities at December 31, 2002 and 2001.

SUPPLEMENTAL SCHEDULES

Supplemental
Schedule I

JOHNSON RICE & COMPANY, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

1. Total members' capital		$ 6,478,441
2. Deduct members' capital not allowable for net capital		-
3. Total members' capital qualified for net capital		6,478,441
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits		-
5. Total capital and allowable subordinated liabilities		6,478,441
6. Deductions and/or charges:		
A. Total nonallowable assets from statement of financial condition:		
Investment in limited partnership	(80,530)	
Furniture, equipment and leasehold improvements, net	(109,277)	
Other assets	(3,815)	
D. Other deductions and/or charges	-	
H. Total deductions and/or charges		(193,622)
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		6,284,819
9. Haircuts on securities (computed where applicable, pursuant to Rule 15c3-1 (f))		(138,482)
10. Net capital		$ 6,146,337

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11. Minimum net capital required (6.667% of total aggregate indebtedness)	$ 81,322
12. Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
13. Net capital requirement	$ 250,000
14. Excess net capital	$ 5,896,337
15. Excess net capital at 1000%	$ 6,024,360

JOHNSON RICE & COMPANY, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from statement of financial condition		$ 1,219,770
17. Add:		
A. Drafts for immediate credit	-	
B. Market value of securities borrowed for which no equivalent value is paid or credited	-	
C. Other unrecorded amounts	-	-
18. Total aggregate indebtedness		$ 1,219,770
19. Percentage of aggregate indebtedness to net capital		19.85%

Reconciliation with the Company's computation (included in Part II of Form X-17A-5) as of December 31, 2001:

Net capital, as reported in the Company's Part II (unaudited) Focus Report	$ 6,191,428
Audit adjustment to correct capital lease obligation	(45,293)
Miscellaneous	202
Net capital, per above	$ 6,146,337

Supplemental
Schedule II

JOHNSON RICE & COMPANY, L.L.C.

Computation for Reserve Requirement and Information for Possession or Control Requirements Pursuant to SEC Rule 15c3-3 as of December 31, 2002

The Company is exempt from the possession, control and reserve under paragraph (k)(2)(ii) of Rule 15c3-3 as the Company is an introducing broker and dealer who clears all transactions with and for customers on a fully disclosed basis with clearing brokers and dealers who promptly transmit all customer funds and securities to the clearing brokers and dealers which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by clearing brokers and dealers.

OTHER INFORMATION

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 1800
639 Loyola Avenue
New Orleans LA 70113
Telephone (504) 558 8200
Facsimile (504) 558 8960

Report of Independent Accountants on
Internal Accounting Control Required by SEC Rule 17a-5

To the Members of
Johnson Rice & Company, L.L.C.:

In planning and performing our audit of the financial statements and supplemental schedules of Johnson Rice & Company L.L.C. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 14, 2003